Filing pursuant to Rule 425

Filer: ACON S2 Acquisition Corp.

Subject Company: ACON S2 Acquisition Corp.

Registration No: 001-39525

Date: August 24, 2021

Company Name: ACON S2 Acquisition Corp. (STWO)

Event: The Canaccord Genuity 41st Annual Growth Conference

Date: August 11, 2021

<<Jed Dorsheimer, Analyst, Canaccord Genuity Group Inc.>>

All right. Well, good afternoon. I hope many of you were able to catch Tony Dwyer’s Keynote Presentation on the state of the markets. For those of you who – by the way I’m Jed Dorsheimer, Global Head of Sustainability Research, Canaccord Genuity. For those who have been following this track, welcome back. It’s going to get exciting this afternoon starting with ESS.

For those who tuned in yesterday, you’ll notice that we’re trying to weave some of these concepts and methodology of net energy analysis into the questioning. And hopefully yesterday was a useful prep session for that. For those who weren’t talk to me afterwards, happy to give you the links and teach you a bit about that.

And for those who are just joining welcome. So, I have Eric Dresselhuys, CEO of ESS. By the way Eric ESS came up earlier in the first conversation with Ronan Faier over at SolarEdge, he gave you a nice plug-in terms of the partnership of deploying their inverters with ESS Systems in the utility scale.

So, Eric has been – is a successful entrepreneur that successfully founded and sold his business Silver Spring Networks. And we will have Itron on later today. So, kind of connecting all the dots in this venture ESS he is focused on flow battery technology. For those who aren’t familiar with that, I’m sure Eric will unpack this a little bit for us. But there’s a variety of different battery technologies and in some applications, you need super light with a lot of charge, think Tesla’s and lithium-ion batteries and some you need super stable with the ability to prolong the storage of electrons over a longer period of time.

And so, figuring out and matching which ones are kind of the right Lego for the right solution is kind of the key. So, Eric, maybe take a few minutes, I’m sure I didn’t do justice to ESS or your background. So maybe just take a few minutes and frame the company is UC FeTe for the audience that is probably has a very level of understanding many new and some that might be more familiar.

<<Eric Dresselhuys, Chief Executive Officer>>

Sure. Well, Jed, first off, thanks for having me and thanks for Canaccord for putting on the event. It was a great event and looking forward to when we can be back in Boston, doing it again, live.

<<Jed Dorsheimer, Analyst, Canaccord Genuity Group Inc.>>

Me too.

<<Eric Dresselhuys, Chief Executive Officer>>

It’s a better party that way.

<<Jed Dorsheimer, Analyst, Canaccord Genuity Group Inc.>>

Exactly.

<<Eric Dresselhuys, Chief Executive Officer>>

There you go. Yes, so I’ve worked in the energy transition for over 25, almost 30 years now. And most of it was Silver Spring Networks, which is now a part of Itron. But one of the things that was really interesting about Silver Spring building smart grids, you really got a chance to look across the entire spectrum of the grid, what’s going on and everything that generated, distributed, used electricity and how that whole market was changing. And from back in the early 2000s, when we started renewable penetration was a 1%, 2%, 3% of the system kind of level, and we were excited, we’re going to get to five, right.

And even then, we looked at it and said, hey, if this gets to be the big deal, we all think it can be we’re going to have to find a way to stabilize the grid firm electricity supply to make this all work. And so, storage was in the conversation back then. The difference is when it’s 1%, 2%, 3% of the system, the system can just kind of absorb it. The grid just kind of eats whatever you can make, and it doesn’t worry much about it. Now we fast forward 20 odd years and we’re of course in a very different place. We have renewable penetration in the U.S. greater than 20% in some localized circumstances, much higher than that. Almost universal calls for the de-carbonization of the system, places like New York have said 70% by 2030, a 100% by 2040; Oregon where we’re located has got a very progressive goal, but other states as well. And that uncorks a pretty substantial and pressing issue around how do we have a 24x7 reliable energy system that’s decarbonized.

So, enter ESS the market that we play in, as you alluded to is what we think of as long duration storage. So that’s greater than what lithium can do. Lithium has been typically tapped out at one to two hours, four hours on the high side. So, we go for hours to kind of think of it as 24 hours. There are people working on even longer, what we think of is ultra-long duration storage that goes beyond that seasonal shifting. But the part that we’re worried about is how do we create the everyday system that stores energy, shifts its time and allows you to discharge it so that we have that 24x7 decarbonized system. We think of it as the workhorse of the system where you’re going to use it every day, charge it and discharge it a lot. And the technology we’ve perfected to do that is what’s known as an iron flow battery, which has some other advantages, it’s very safe, it uses broadly available materials, iron salt, and water. And can be built with a very reliable and low carbon supply chain.

So that’s what we are. We’ve had product in the field since 2015, but really just now ramping up our large-scale commercial production here in the back half of 2021. And very excited what we’re seeing happening in the market as the awareness for this the need for long duration has really gone through the roof in the last year or less.

<<Jed Dorsheimer, Analyst, Canaccord Genuity Group Inc.>>

So, let’s take a minute and just frame out the – I’m not so sure that people are – and I think California is probably a good poster child to kind of use as a case study in terms of outlining what the problem is, and then sort of how your product is part of that solution. And I think a lot of people then claim – climate is warming, I’m seeing more fires, I’m seeing more severe weather events, resiliency is coming down, my price of electricity is going up. If you watch the media, you think it’s literally end of the world, you’ve got the IPCC coming out saying that it might actually be the end of the world.

And so okay, I want to buy an electric vehicle, I want to get solar and I’m going to kind of I’ve done my part. And what I think a lot of people don’t see is kind of behind the meter what’s happening in terms of there is a gigawatt of solar that’s literally being curtailed last year alone in California.

And so maybe if you could – I think that might be a good place to start to kind of unpack what the problem is. And by the way, this is not a knock on solar at all. But it is a classic example of kind of putting the square peg in the round hole in terms of trying to solve a problem and actually contributing to the problem and not actually solving anything at all. So, if you could, that might be a great place to kind of jump off if you would?

<<Eric Dresselhuys, Chief Executive Officer>>

Yes, no, absolutely. Huge solar, huge wind fan, but you’re right if you look under the surface of the water behind the curtain, whatever you want to call it, there’s an immense amount of activity happening on a 24 x 7 x 365, every second of everyday basis to make a very simple thing happen, which is when you come home and flip the switch, the lights come on, right.

So, as we move to this decarbonized system…

<<Jed Dorsheimer, Analyst, Canaccord Genuity Group Inc.>>

By the way, Eric, I just got to jump in for a second, just being a lighting deep, my myself. I remember when I would give pitches if you go back to the 1800, the late 1800, early sort of DC network in New York, the hotels actually had to post signs and do not try and light a match, simply turn this key and the lights will come on.

<<Eric Dresselhuys, Chief Executive Officer>>

No, no, I’m with you. So yes, so what’s happened is as we built out, there has been we, I think, kind of universally have wanted to decarbonize the generation side. And so, everybody looks at it and says, if we can take a gas fire plant for a coal fire plant or whatever offline and replace it with a wind or solar plan, that’s goodness. And of course, it is on the one level. The problem is that we need a synchronous system. And if you think of the complexity of the grid, it’s really pretty amazing that we expect everything on a very localized basis to be synchronized, very precisely.

Grid operators, utilities did an amazing job for 100 years with the old carbon-based system, finding ways to do that. We had baseload plants, and peaker plants, and spinning reserve plants and they knew how to orchestrate all of that magic so that we always had a lot of power. Now, by the way, it was pretty inefficient too. We dumped a lot. We wasted a lot of carbon on energy that was never consumed by anybody along the way as well.

Now, fast forward to this new world we have, and it’s gotten not less complex, but more complex because now instead of having dozens of centralized generation facilities, we have very large scale, utility scale solar, but we also have rooftop solar on your house or mine. We have community solar plants, we have micro generators, we have all sorts of different people. And so, the market has got a lot more dynamic and you have that core requirement for reliability remains.

And so, depending on where you play in the market your economic model is starting to change pretty dramatically because if you’re the grid operator, if you’re Cal ISO to use your example all of a sudden you wake up as they did a couple of weeks ago and said, gently Christmas, we need 1.4 gigawatts of long duration storage on the grid in 2026. That’s about infinity more than they’ve bought year-to-date, because all of the sudden they realized that the system stability doesn’t work without long duration storage.

I live in the Bay Area and it’s crazy you drive down Highway 101 and there’s billboards, literally every mile that say, please don’t use power from 4:00 till 9:00 p.m. But what would you want to possibly do between 4:00 and 9:00 p.m., maybe feed your family or watch a ball game, or turn on the air conditioning, because it’s been record heat?

<<Jed Dorsheimer, Analyst, Canaccord Genuity Group Inc.>>

Just to mention most of those billboards now are digital and electronic.

<<Eric Dresselhuys, Chief Executive Officer>>

There you go. And they don’t turn them off at between 4:00 and 9:00 p.m.

<<Jed Dorsheimer, Analyst, Canaccord Genuity Group Inc.>>

Yes.

<<Eric Dresselhuys, Chief Executive Officer>>

So, this is the problem that we’ve got to go solve. We’ve got to create in some ways, if you want it to not to be hokey about it, but you need a magic time machine that can every day, on a regular basis, store that energy and allow us the ability to buffer it. We’re on this. I tell people this all the time we’re on this video conference, as many other people are amazing technology, we’ve all gotten very used to over the last 18 months.

But we’re not actually communicating in absolute real time. There’s caching in the system that allows buffering to happen so that everything, all the bits and bytes can come together at that exact moment to give us the seamless experience, batteries, large duration – long-duration storage does that for the grid. It allows us to not only do the bulk shifting, but do all of the other things, the revenue stacking opportunities, to keep the system stable and operating, whether it’s for moments at a time or hours at a time all in a way that’s got to be cost-effective because, if we have cheap solar and only very expensive storage, that math will eventually limit our ability to decarbonize the system.

<<Jed Dorsheimer, Analyst, Canaccord Genuity Group Inc.>>

Yes, and maybe if I could jump in for one second, just add to what you said, I think, the timing component, so Cal ISO allows for basically energy traders to trade on a I don’t if it’s minute-to-minute, I think, it’s minute-to-minute basis. So, there’s an economic component to the delta of a time when you’re in an oversupplied versus an under-supplied environment. And the challenge, so the reason why solar and hydroelectric for that matter tend to be curtailed much greater than the other then you would say, well, okay, if I, if I have an oversupply, then I should – why shut off solar, I should be shutting off coal. The problem with that is it – and by the way, California uses a lot of coal, it’s just not located in California to Montana and Arizona.

So, when you look at the stacking and the timing it takes – I can’t shut down a baseload coal plant. It has to keep operating same with combined cycle natural gas, there is a timing difference where if I get cloud cover or I get a ton of sun, I can’t turn that off or turn it down. It takes me eight hours, even for a peaker plant, it’s going to take me four hours to spin that turbine upward down.

So, what happens is when you get the unpredictable nature of weather patterns, the easiest instead of risking blowing up a substation and being out of phase, you’re shutting off the solar panels that have largely been subsidized. And that’s why you’re seeing solar gets curtailed far greater than any of the other technologies. So that’s why I, in terms of, we’ve paid to try and be part of the solution. And ultimately that’s what’s being flared versus the carbon intense to create the resiliency on the grid. And maybe with that, that brings in your solution.

<<Eric Dresselhuys, Chief Executive Officer>>

Right. So, no, I think that’s exactly right. So now fast forward to the policy level ambition that we’ve put out to get rid of all of those carbon-based sources in the first place. So, imagine that you no longer have the gas fire combined cycle plant, whatever that’s the peaker that you were only firing up for a couple of hours in the afternoon and wasting a lot of carbon, or you’re getting rid of those coal plants in total, now you’ve got in some ways, a bigger problem from a hardening and resilience perspective, because now as part of this general move, we’ve had to distributed resources, we’re going to do that – we’re going to do that on a localized basis. And so, we have to have that balancing happen in a much more dynamic way and in a more carbon freeway than we’ve ever had to do it before. And that’s, what’s opening up the opportunity.

Again, when solar was 4%, 5%, 6%, sub-10% 10% of the system, none of it really mattered, you could just absorb it. That is no longer the reality of operating a grid.

<<Jed Dorsheimer, Analyst, Canaccord Genuity Group Inc.>>

What I find fascinating about your, by the way that the economic side that you might want to touch on too, is if I look at per megawatt, I might actually have a zero cost. So, I’m being paid to take electricity at 1:00 PM when you’re getting the major flaring, if I can hold that for eight hours, I might get $600 for that same energy. So, I’m assuming that that’s kind of flows into your total cost of ownership. If I’m looking at putting storage, I have to look at what is the duration, how much of that curtailed energy I can actually reuse or repurpose. And I would also, yes, maybe I’ll just stop there…

<<Eric Dresselhuys, Chief Executive Officer>>

No, you are right on. So, it’s when the marginal cost of the input fuel is let’s say zero, but you’re absolutely right in some cases it can be paid a take, like, yes, we’ll give you money if you take this off our hands. And you can time shift and sell that. And not just if the simple example of 1:00 PM shifting to 8:00 PM, which is something that you could do on an everyday basis. And you could probably sign contracts, do that in many geographies at this point.

But then there are also all of the other value streams that come – that people are allowed to play in now, whether those are capacity markets or ancillary markets, you can do frequency control with batteries, so you can really do a ton of different things, which value stream is the greatest economic return for the operator will depend a little bit on where you are physically in the world where – what geographic location you’re at, it may be a different story in California than it might be in say New York. But across the Board, there’s really no way to keep that stability done. And so, what I think we’re going to see happen, what we’re already starting to see happen is as people are going through adequacy planning, they’re putting in market and economic mechanisms to create the right incentives to do that.

I think 600 is probably a pretty fair everyday price at eight o’clock at night. And in some cases, you might get a lot more. Somebody asked us when the Texas freeze happen, what would the paybacks of the batteries have been, had they been in place at that time?

<<Jed Dorsheimer, Analyst, Canaccord Genuity Group Inc.>>

Two weeks.

<<Eric Dresselhuys, Chief Executive Officer>>

Two weeks.

<<Jed Dorsheimer, Analyst, Canaccord Genuity Group Inc.>>

I mean just because the marginal cost. And so, we think about it because the volumes here are going to grow so much. It’s not just a – I don’t want to say it as a toy, but a lot of the lithium that gets used today is only used on the margins for these ancillary services. And near-term kind of demand response markets, which is great use, it’s a great value to the system. But I think to make a system that’s really going to be sustainable over time, you’re going to need to do bulk shifting.

So, as we move to peaker plant replacement, can you take solar and storage and replace peaker plants that moves us to an entirely different scale and then an entirely different, and I think more positive economic model. But the challenge that comes is you have to have a relatively low levelized cost of storage, because at the end of the day, it’s going to come down to when you look at all the costs the system costs, installation, operation, decommissioning, recycling costs, divide all that up by the number of usable kilowatt hours, you can transact across the system. And that LCOS measure is something that, I think, you’re going to hear people talk more and more about, what’s my levelized cost of storage versus what’s the economic return. And that’s a pretty good spread for an operator.

<<Eric Dresselhuys, Chief Executive Officer>>

Well, I would assume, by the way, just a slight plug here for the methodology of net energy or energy return on energy invested, I would think that if you actually look at the amount of energy to mine, iron versus that of lithium and the other metals that are needed to form that battery, you probably have a pretty big delta in terms of localization of supply. And if you start factoring that in, then I would assume that iron flow has a pretty big advantage from a pure carbon as well as net energy perspective compared to some of your competing technologies.

<<Eric Dresselhuys, Chief Executive Officer>>

Yes, absolutely. I would argue that we’ll win if we stacked up all of the competing technologies, I don’t even really know who is going to be in second place. Both from the materials, as you say, iron, salt and not just on energy, if you look at all of the other benefits of water consumption, lithium is a fantastically water intensive mining process. We don’t have any of that. And we can build locally too. So, although our factories here in Wilsonville, Oregon as we look at our growth plans for Asia-Pacific, for Europe, our expectation is that we’ll build manufacturing capacity locally because we can source our materials locally, too.

So, from the core materials, which are largely recyclable at the end of life on through to how we source them in the first place, we can do that on a localized and very low carbon basis. And because there’s no waste or usage in the battery, a flow battery a sealed thing, sometimes people say, Eric, where do you get the, if you have to be near a river, because you have a flow battery. And I say, no, no, no, it doesn’t work that way. It’s all sealed.

So, you fill it up and hydrate the unit, but then you seal it shut, let it run for 20 years. We think we’ve got a fantastically kind of sustainable in every sense of the word a product that’s really going to be key to making the energy transition happen.

<<Jed Dorsheimer, Analyst, Canaccord Genuity Group Inc.>>

So, we’re just about out of time, but last question that I – who is the customer? So is the customer utility, and if it’s a utility, how do you, like most utilities are cast strap right now, despite the growing need to solving this problem, how do you address the challenge of a capitalization issue in terms of replacing or dealing, fixing this growing issue?

<<Eric Dresselhuys, Chief Executive Officer>>

Yes, so well, we sell to a variety of customers. We sell to utilities, we sell to IPPs. And we actually have a fairly large base of customers in the commercial, industrial space. A large factory owner, who put solar panels on his roof and now says, hey, but I haven’t been able to get rid of all of my demand charges, plus the utility isn’t as reliable as it used to be. And I want to keep the factory up and running. They’re interested in our products our Energy Warehouse product is ideal for just dropping it in the back of your factory and creating energy storage on site.

But there are lots of leasing options. One of the things that’s great about financing these products if you, as a customer, you don’t like putting capital to work, you’d want an OpEx model, or a lease model, because our product has got low-risk is very sustainable and runs consistently for 20 years without a lot of rules and regulations about how you use the battery. It actually makes it a more bankable product than some of the other products that are out there.

In fact, we have a great relationship with Munich Re, the big German reinsurer where when we sell our product to our customers, they get an extended warranty that’s backed by Munich Re. And we kind of joke that beyond what the contract of the extended warranty does, people have told us, they said, hey, a bunch of uptight German insurance guys looked at your stuff and said, it’s good, good, it must be good, good.

So, we think that’s going to create lots of bankability and operating model options over time.

<<Jed Dorsheimer, Analyst, Canaccord Genuity Group Inc.>>

So, Eric last question for you. And then we have to wrap. The SPAC process sort of, where are you with that? Is that completely done at this point? Or when does vote seem to happen? And maybe just an update so that investors can target when you’ll be standalone and can participate in that?

<<Eric Dresselhuys, Chief Executive Officer>>

Yes, well you can participate today. Of course, our SPAC sponsor is S T W O that’s STWO because they were ACON S2, is the current trading symbol. We are making good progress with the SEC. What we’ve said is we expect kind of late September to early December as the timeframe for the DSPAC and the vote to happen. So, stay tuned. We expect to make announcements as soon as all of the SEC process is complete, but it’s going quite well. And we feel great that it’s on track.

<<Jed Dorsheimer, Analyst, Canaccord Genuity Group Inc.>>

Well, I appreciate it. Thank you for coming today.

<<Eric Dresselhuys, Chief Executive Officer>>

Yes, thanks for having me. Good luck to everybody. And enjoy the rest of the conference.

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction involving ESS and ACON S2 Acquisition Corp. (“ACON S2”). A full description of the terms of the transaction is provided in the registration statement on Form S-4 (File No. 333-257232) filed with the SEC by ACON S2 that includes a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of ACON S2 to vote on the business combination. ACON S2 urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about ACON S2, ESS and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of ACON S2 as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: ACON S2, 1133 Connecticut Avenue NW Suite 700, Washington, DC 20036. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

ACON S2 and ESS and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ACON S2’s stockholders in connection with the proposed transaction. Information about ACON S2’s directors and executive officers and their ownership of ACON S2’s securities is set forth in ACON S2’s filings with the SEC. To the extent that holdings of ACON S2’s securities have changed since the amounts printed in ACON S2’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ACON S2, ESS or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements, including statements regarding ACON S2’s, ESS’ or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on ACON S2’s and ESS’ current expectations and beliefs concerning future developments and their potential effects on ACON S2, ESS or any successor entity of the proposed transactions. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the proposed transactions may not be completed in a timely manner or at all, which may adversely affect the price of ACON S2’s securities, (ii) the failure to satisfy the conditions to the consummation of the proposed transactions, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination, (iv) the effect of the announcement or pendency of the proposed transactions on ESS’ business relationships, operating results and business generally, (v) risks that the proposed transactions disrupt current plans and operations of ESS, (vi) changes in the competitive and highly regulated industries in which ESS plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting ESS’ business and changes in the combined capital structure and (vii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities. There can be no assurance that the future developments affecting ACON S2, ESS or any successor entity of the proposed transactions will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond ACON S2’s or ESS’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ACON S2’s registration statement on Form S-1 (File No. 333-248515), the registration statement on Form S-4 (File No. 333-257232) filed in connection with the business combination, and other documents filed by ACON S2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Except as required by law, ACON S2 and ESS are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Neither ACON S2 nor ESS gives any assurance that either the ACON S2 or ESS, or the combined company, will achieve its expectations.